Exhibit 4.5

AMENDMENT TO THE ASHLAND INC. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

WHEREAS, Ashland Inc. (the “Corporation”) established the Ashland Inc. Leveraged Employee Stock Ownership Plan (the “Plan”) originally effective as of October 1, 1985 for the benefit of employees eligible to participate therein; and

WHEREAS, pursuant to Article 13 of the Plan, the Corporation, as sponsor of the Plan, has retained the authority to amend the Plan at any time in whole or in part; and

WHEREAS, while the Plan previously required that “contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code section 414(u) and all other applicable law;” and

WHEREAS, such language was included in the October 1, 2010 restatement of the Plan, with respect to which the Internal Revenue Service (“IRS”) issued a favorable determination letter; and

WHEREAS, it is unclear from that determination letter whether the IRS found the language in question to be sufficient for HEART Act compliance; and

WHEREAS, out of an abundance of caution, the Corporation desires to amend the Plan to address with greater specificity the Plan’s provision of death benefits for a Member who dies while performing qualified military service and to outline the Plan’s treatment of differential wage payments such that the Plan’s language more clearly reflects the manner in which the Plan has been administered; and

NOW, THEREFORE, BE IT RESOLVED, that the Plan is amended retroactively as follows:

I. The following subsection (a) is added to Article 15.4 of the Plan with respect to a death benefit occurring on or after January 1, 2007:

(a)	Military Death Benefits. In the case of a death occurring on or after January 1, 2007, if a Member dies while performing qualified military service (as defined in Code § 414(u)), the survivors of the Member are entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan as if the Member had resumed and then terminated employment on account of death.

II. The following subsection (b) is added to Article 15.4 of the Plan, effective for Plan Years beginning after December 31, 2008:

(b)	Differential Wage Payments. For years beginning after December 31, 2008, (i) an individual receiving a differential wage payment, as defined by Code §3401(h)(2),

Amendment
Ashland Inc. Leveraged Employee Stock Ownership Plan

is treated as an employee of the employer making the payment, (ii) the differential wage payment is treated as compensation, and (iii) the Plan is not treated as failing to meet the requirements of any provision described in Code §414(u)(I)(C) by reason of any contribution or benefit which is based on the differential wage payment.

III. In all other respects, the Plan shall remain unchanged.

IN WITNESS WHEREOF, the Corporation has caused this amendment to the Plan to be executed this 1 day of 26, 2016.

ATTEST:	ASHLAND INC.

By:
Secretary	Title:	Director, Global HR Operations & Benefits

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Amendment
Ashland Inc. Leveraged Employee Stock Ownership Plan.